Filed by RW Holdings NNN REIT, Inc.
Commission File No. 000-55776
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Rich Uncles Real Estate Investment Trust I
Commission File No. 000-55623
Registration Statement on Form S-4: 333-233923
Date: November 25, 2019

On November 25, 2019, RW Holdings NNN REIT, Inc. and Rich Uncles Real Estate Investment Trust I e-mailed to each company’s stockholders the following letter, along with the additional proxy materials which were made available on the www.richuncles.com website and filed pursuant to Rule 425 on November 22, 2019.

Dear Fellow Investors,

Though it has only been two months since we announced the proposed merger of Rich Uncles Real Estate Investment Trust I and RW Holdings NNN REIT, Inc., we have made tremendous progress toward an exciting future. During this time, I have had the pleasure of speaking with many of you and answering your thoughtful questions.

I am the first to admit that the proxy statement is lengthy, at over 500 pages, and detailed. However, I encourage all of you to review the proxy statement and prospectus.

Many of you have already voted and the results so far are overwhelmingly positive. For those who haven’t yet voted and for those who I haven’t yet had the opportunity to speak with, we’ve prepared this presentation to help crystalize why we are excited for NNN REIT and REIT I investors. I truly believe this transaction to be transformative – both for shareholders and our industry.

In less than a month we will be holding the annual shareholder meetings and announce the voting results. Your voice matters and I encourage you all to vote. In the meantime, we will continue to work to make sure your money works for you.

Sincerely,

Aaron S. Halfacre, CFA, CAIA
Chief Executive Officer

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed merger, RW Holdings NNN REIT, Inc. (“NNN REIT”) filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a Joint Proxy Statement and Prospectus jointly prepared by NNN REIT and Rich Uncles Real Estate Investment Trust I (“REIT I”), and other related documents. The Joint Proxy Statement and Prospectus contains important information about the merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED BY NNN REIT AND REIT I WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NNN REIT, REIT I AND THE MERGER. Investors and stockholders of NNN REIT and REIT I may obtain free copies of the registration statement, the Joint Proxy Statement and Prospectus and other relevant documents filed by NNN REIT and REIT I with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by NNN REIT and REIT I with the SEC are also available free of charge on NNN REIT’s and REIT I’s website at www.RichUncles.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

NNN REIT, REIT I and their respective directors, trust managers and executive officers may have direct or indirect interests in the merger due to securities holdings, indemnification agreements and employment terms, and may be deemed to be participants in the solicitation of proxies from NNN REIT’s stockholders and REIT I’s shareholders in respect of the merger. Information regarding NNN REIT’s directors and executive officers can be found in the Joint Proxy Statement and Prospectus. Information regarding REIT I’s trust managers and executive officers can be found in REIT I’s most recent Annual Report on Form 10-K filed with the SEC on March 27, 2019. Additional information regarding the interests of such potential participants is included in the Joint Proxy Statement and Prospectus and other relevant documents filed with the SEC in connection with the merger.  These documents are available free of charge on the SEC’s website and from NNN REIT or REIT I, as applicable, using the sources indicated above.